Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-122619

333-122619-01

333-122619-02

333-122619-03

333-122619-04

333-122619-05

333-122619-06

333-122619-07

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333-122619-09

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333-122619-12

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333-122619-23

333-122619-24

333-122619-25

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005, Prospectus Supplement No. 3 dated August 9, 2005 and Prospectus Supplement No. 4 dated September 16, 2005)

ACCELLENT CORP.

$175,000,000

SERIES B 10% SENIOR SUBORDINATED NOTES DUE 2012

Recent Developments

This Prospectus Supplement contains a current report on Form 8-K of Accellent Corp. filed with the Securities and Exchange Commission on October 11, 2005.

This Prospectus Supplement, together with the Prospectus dated February 11, 2005, as supplemented by Prospectus Supplement No. 1 dated March 18, 2005, Prospectus Supplement No. 2 dated May 9, 2005, Prospectus Supplement No. 3 dated August 9, 2005 and Prospectus Supplement No. 4 dated September 16, 2005, will be used by Credit Suisse First Boston LLC and its affiliates in connection with offers and sales in market-making transactions in the notes effected from time to time. Credit Suisse First Boston LLC may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from the sale of such securities.

The date of this Prospectus Supplement is October 11, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 6, 2005

Accellent Corp.

 (Exact Name of Registrant as Specified in Charter)

Colorado	333-118675	91-2054669
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 West 7th Avenue, Suite 200, Collegeville, PA 19426-0992

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (610) 489-0300

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

The disclosure provided in Item 2.01 of this Form 8-K is incorporated herein by reference.

Item 2.01  Completion of Acquisition or Disposition of Assets.

On October 6, 2005, Accellent Corp. and its wholly-owned subsidiary, UTI Holding Company, purchased 100% of the outstanding membership interests in Machining Technology Group, LLC (“MTG”), an Arlington, Tennessee based privately held manufacturing and engineering company specializing in rapid prototyping and manufacturing of specialized orthopaedic implants and instruments for the orthopaedic industry.  The acquisition was consummated pursuant to an Interest Purchase Agreement, dated as of October 6, 2005, by and among Accellent Corp., Gary Stavrum and Timothy Hanson, the members of MTG (the “Interest Purchase Agreement”).   In addition to manufacturing equipment, inventory, accounts receivable, goodwill and other assets, MTG’s assets include, but are not limited to, manufacturing and storage facilities located on approximately four acres of real property acquired by MTG prior to the consummation of the acquisition from GT Management, LLC, a privately held company owned by Messrs. Stavrum and Hanson.  A copy of the press release announcing the completion of the acquisition is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Subject to the terms of the Interest Purchase Agreement, Accellent Corp. agreed to pay, in the aggregate, approximately $50.0 million consisting of (i) approximately $33.0 million in cash (before certain closing adjustments)  which was paid at the closing, (ii) $11.0 million which was paid at the closing on behalf of Accellent Corp. by its parent company, Accellent Inc., by the issuance of 407,407 shares of Accellent Inc.’s Class A-9 5% Convertible Preferred Stock and (iii) $6,000,000 which will be paid, if at all, pursuant to an earnout arrangement payable contingent upon the 2006 full year financial performance of MTG.  If the earnout arrangement is earned, the earnout payment would be expected to be made in the second quarter of 2007.  The closing cash payment was funded with a combination of approximately $21.5 million of proceeds received from a draw on Accellent Corp.’s existing revolving credit facility pursuant to its Credit and Guaranty Agreement, dated June 30, 2004, as amended on March 25, 2005 (the “Credit and Guaranty Agreement”), by and among Accellent Corp., Accellent Inc., the subsidiary guarantors of Accellent Corp. party thereto, the Lenders party thereto, Credit Suisse, Cayman Islands Branch, as Lead Arranger, Administrative Agent and Collateral Agent (“Credit Suisse”), Antares Capital Corporation and National City Bank, as Co-Documentation Agents, and Wachovia Bank, National Association, as Syndication Agent, and approximately $12.5 million of proceeds received from the utilization of the incremental facility provided for under the Credit and Guaranty Agreement, described in greater detail in response to Item 2.03 of this Form 8-K.  Credit Suisse is an affiliate of DLJ Merchant Banking Partners III, L.P. and its related funds that are investors in Accellent Inc.

Item 2.03  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of Registrant.

In connection with the transaction described under Item 2.01 of this Form 8-K, Accellent Corp. received proceeds of approximately $21.5 million from a draw on its existing revolving credit facility (the “Existing Revolving Loan”)  pursuant to its Credit and Guaranty Agreement and approximately $12.5 million from the utilization of the incremental facility provided for under the Credit and Guaranty Agreement (the “New Term Loan”), which proceeds were used to fund a portion of the purchase price for the acquisition of the membership interests in MTG.  The Existing Revolving Loan is a base rate loan accruing interest at an annual rate at the applicable margin (as defined in the Credit and Guaranty Agreement) plus the higher of (i) the prime rate announced by Credit Suisse and (ii) the Federal Funds Rate plus ..05%.  The Existing Revolving Loan matures on June 30, 2010.  The New Term Loan is also a base rate loan accruing interest at an annual rate of 1.25% plus the higher of (i) the prime rate announced by Credit Suisse and (ii) the Federal Funds Rate plus ..05%.  The New Term loan matures on June 30, 2010.  Following the acquisition, the total amount available to be drawn on the revolving credit facility was approximately $4.7 million, net of approximately $5.8 million of letters of credit outstanding that reduced the amounts available under the revolving credit facility.  A summary of other material terms of the revolving credit facility is included in Accellent Corp.’s Form 10-K filed for its fiscal year ending December 31, 2004, which has been updated by Accellent Corp. in its Form 10-Q filed for its second fiscal quarter of 2005. Such summaries, as updated, are incorporated herein by reference.  The Credit and Guaranty Agreement and the related amendment dated March 25, 2005 have been filed by Accellent Corp. as exhibits to its Form 10-K filed for its fiscal year ending December 31, 2004 and Form 10-Q filed for its second fiscal quarter of 2005, respectively.  The foregoing summaries are qualified in their entirety by reference to the full text of the filed Credit and Guaranty Agreement, which is incorporated herein by reference.

Item 7.01  Regulation FD Disclosure.

On October 7, 2005, Accellent Corp.’s parent company, Accellent Inc., signed a definitive agreement and plan of merger (the “Merger Agreement”) with Accellent Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (the “KKR Affiliate”).  In addition, the KKR Affiliate, Accellent Inc. and certain stockholders of Accellent Inc. executed a voting agreement (the “Voting Agreement”) in which the stockholders agreed to vote their shares in favor of the merger.  It is anticipated that Accellent Corp.’s existing debt, including its Senior Secured Credit Facility and its existing 10% Senior Subordinated Notes due 2012, will be refinanced in connection with the closing of the merger.  Copies of the Merger Agreement and the Voting Agreement are furnished to the United States Securities and Exchange Commission (the “Commission”) with this current report on Form 8-K as Exhibit 99.2 and Exhibit 99.3, respectively.  A copy of the press release announcing the signing of the Merger Agreement is furnished to the Commission with this current report on Form 8-K as Exhibit 99.4.

Item 9.01  Financial Statements and Exhibits.

(a)           Financial statements of businesses acquired.

The financial statements required to be filed by this item are not included with this report of the completed acquisition under Item 2.01 of this Form 8-K.  Such financial statements will be filed by amendment not later than 71 calendar days after the date this current report on Form 8-K is required to be filed.

(b)           Pro forma financial information.

The pro forma financial information required to be filed by this item is not included with this report of the completed acquisition under Item 2.01 of this Form 8-K.  Such information will be filed by amendment not later than 71 calendar days after the date this current report on Form 8-K is required to be filed.

(c)           Exhibits.

Exhibit No.	Exhibit Description

99.1	Press release dated October 6, 2005.

99.2	Agreement and Plan of Merger, dated as of October 7, 2005, by and between Accellent Inc. and Accellent Acquisition Corp., furnished pursuant to Item 7.01.

99.3	Voting Agreement, dated as of October 7, 2005, by and among Accellent Inc., Accellent Acquisition Corp. and certain stockholders of Accellent Inc., furnished pursuant to Item 7.01.

99.4	Press release dated October 10, 2005, furnished pursuant to Item 7.01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCELLENT CORP.

Date: October 11, 2005	By:	/s/ Stewart A. Fisher
	Name:	Stewart A. Fisher
	Title:	Chief Financial Officer, Vice President, Treasurer and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release dated October 6, 2005.

99.2	Agreement and Plan of Merger, dated as of October 7, 2005, by and between Accellent Inc. and Accellent Acquisition Corp., furnished pursuant to Item 7.01.

99.3	Voting Agreement, dated as of October 7, 2005, by and among Accellent Inc., Accellent Acquisition Corp. and certain stockholders of Accellent Inc., furnished pursuant to Item 7.01.

99.4	Press release dated October 10, 2005, furnished pursuant to Item 7.01.